Exhibit 99.3

TAX SHARING AGREEMENT

TAX SHARING AGREEMENT (this "Agreement"), dated as of [                 , 2005], between Modine Manufacturing Company, a Wisconsin corporation, Modine, LLC, a Delaware limited liability company (together with Modine Manufacturing Company, "Modine"), Modine Aftermarket Holdings, Inc., a North Carolina corporation ("Aftermarket"), and Transpro, Inc., a Delaware corporation ("Transpro") (each, a "Party" or together, "Parties").

RECITALS

1. Modine, Aftermarket and Transpro have entered into both a Contribution Agreement (the "Contribution Agreement"), pursuant to which Modine and Aftermarket have agreed to a plan which provides for the internal reorganization of the Aftermarket Business into Aftermarket (the "Contribution"), and an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Modine will make a pro rata distribution to Modine shareholders of all of the outstanding shares of the stock of Aftermarket (the "Distribution").

2. As a consequence of the Distribution, Aftermarket will no longer be a subsidiary of Modine.

3. Pursuant to Treasury Regulations Section 1.1502-6, Modine and each subsidiary which was a member of the Modine Group during any part of a consolidated return year is severally liable for the consolidated federal income tax liability of the Modine Group for such year.

4. The Parties intend that the Contribution and Distribution qualify as a tax-free reorganization and spin off under Sections 355 and 368(a)(1)(D) and related provisions of the Internal Revenue Code of 1986, as amended (the "Code").

5. Modine has received the IRS Private Letter Ruling.

6. Pursuant to the Merger Agreement, immediately following the Distribution, Aftermarket will merge with and into Transpro in a transaction intended to qualify as a reorganization under Section 368(a) and related provisions of the Code (the "Merger").

7. Modine, Aftermarket and Transpro desire to allocate the responsibilities for Taxes of Modine, Aftermarket and their respective affiliates and successors for periods before and after the Distribution and to provide for certain other Tax matters.

Accordingly, the Parties agree as follows:

ARTICLE I
Definitions

1.1 Definitions.    In addition to the terms defined elsewhere herein, as used in this Agreement, the following terms will have the meanings specified below when used in this Agreement with initial capital letters:

"Distribution Date" means the date on which the Distribution occurs.

"Modine Group" means, as the context may require, (i) Modine and those members of the affiliated group (as defined in Section 1504 of the Code) of which Modine Manufacturing Company is the parent and which file a consolidated federal income tax return with Modine Manufacturing Company and/or (ii) any corporations which file consolidated or combined state or local returns with Modine Manufacturing Company.

"Post-Closing Period" means all taxable periods or portions of periods beginning after the Distribution Date.

"Pre-Closing Period" means all taxable periods or portions of periods ending on or before the Distribution Date.

"Straddle Period" means any tax period which begins on or before and ends after the Distribution Date.

"Tax" means (a) any federal, state, local or foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, or other tax, charge, levy or like assessment, together with all penalties and additions to tax and interest thereon, and (b) any liability for Taxes described in clause (a) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law).

"Tax Authority" means, with respect to any Tax, the governmental entity or political subdivision thereof that imposes such Tax and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

"Tax Benefit" means any decrease in Taxes paid or payable.

"Tax Contest" means an audit, review, examination or any other administrative or judicial proceeding with the purpose or effect of redetermining any Taxes (including any administrative or judicial review of any claim for refund).

"Tax Detriment" means any increase in Taxes paid or payable.

"Tax Return" means any report or return of Taxes due, any claims for refund of Taxes paid, any information return with respect to Taxes or any other similar report, statement, declaration or document required to be filed under the Code or other Tax law, including any attachments, exhibits or other materials submitted with any of the foregoing and any amendments or supplements to any of the foregoing.

1.2 Other Definitions.    The following terms have the meanings given them as follows:

Term	Where Defined
Affiliate	Contribution Agreement
Aftermarket	Preamble
Aftermarket Business	Contribution Agreement
Aftermarket Liabilities	Contribution Agreement
Agreement	Preamble
Code	Recitals
Contribution	Recitals
Contribution Agreement	Recitals
Covered Transaction Taxes	3.1(a)
Covered Transactions	3.1(a)
Dispute	5.1
Dispute Notice	5.1
Distribution	Recitals
Indemnified Party	2.5(a)
Indemnifying Party	2.5(a)
IRS	Recitals
IRS Private Letter Ruling	Merger Agreement
License Agreement	3.2
Merger	Recitals
Merger Agreement	Recitals
Modine	Preamble
OEM Acquisition Agreement	Merger Agreement
Party	Preamble
Person	Contribution Agreement
Settlement Period	5.2
Tainting Act	4.2(a)
Transpro	Preamble

1.3 Interpretation.    (a) When a reference is made in this Agreement to Articles or Sections, such reference will be to an Article or Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Unless the context otherwise requires, (i) "or" is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, and (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable law.

(b) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(c) This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that each Party need not sign the same counterpart.

(d) This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement.

(e) This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

ARTICLE II
Responsibility for Taxes

2.1 Allocation of Taxes.    Except as set forth in Articles III and IV, the Parties agree as follows:

(a) Modine will be responsible for and will indemnify and hold Aftermarket and Transpro harmless from and against (i) any liability for Taxes of Aftermarket with respect to the Pre-Closing Period other than Taxes which are Aftermarket Liabilities, (ii) any Taxes of Modine or any member of the Modine Group (other than Aftermarket) imposed upon Aftermarket or Transpro by reason of Aftermarket being severally liable for such Taxes pursuant to Treasury Regulations Section 1.1502-6 or any analogous provision of state or local law, and (iii) any Taxes arising in respect of the conduct of any other business of Modine.

(b) Aftermarket and Transpro will be responsible for and will indemnify and hold Modine harmless from and against (i) any Taxes of Aftermarket arising out of or resulting from any transaction or event occurring after the Distribution that is not in the ordinary course of business or specifically contemplated by the Merger Agreement or resulting from the breach of any obligation or covenant of Transpro or Aftermarket under this Agreement, and (ii) any liability for Taxes of Transpro or for Taxes which are Aftermarket Liabilities.

(c) For purposes of this Agreement, any Taxes of Aftermarket imposed with respect to any Straddle Period will be paid by the respective Parties as set forth in this Section 2.1 and if more than one Party is responsible for Taxes of any Straddle Period, such Taxes will be allocated between the Pre-Closing Period and the Post-Closing Period, based upon the permanent books and records of Aftermarket, as if the portion of the Straddle Period ending on the Distribution Date was included in the Pre-Closing Period and the portion of the Straddle Period beginning on the date immediately following the Distribution Date was included in the Post-Closing Period.

2.2 Refunds and Tax Benefits.    (a) Any refunds of Taxes with respect to periods and Taxes for which Modine is responsible pursuant to Section 2.1 will be for the account of Modine and if received by (or credited for the benefit of) Aftermarket, Transpro or any Affiliate of Transpro, such refunds will be promptly paid to Modine (together with any interest paid or credited with respect thereto), net of any Tax cost to Aftermarket or Transpro of the receipt of such refund.

(b) If any adjustments will be made to any income Tax Returns relating to Aftermarket or the Modine Group for the Pre-Closing Period as a result of or in settlement of any Tax Contest or as the result of the filing of an amended income Tax Return to reflect the consequences of any determination made in connection with any such Tax Contest or as required by an intervening change of law, and if such adjustment results in any Tax Detriment to Modine or any Affiliate of Modine (including Aftermarket) with respect to such period and any Tax Benefit to Transpro, Aftermarket or any Affiliate of Transpro for any Post-Closing Period, Modine will be entitled to such Tax Benefit, and Transpro will pay to Modine the amount of such Tax Benefit at such time or times as and to the extent that Transpro, Aftermarket or any Affiliate of Transpro realizes such Tax Benefit through a refund of income Tax or reduction in the amount of income Taxes which Transpro, Aftermarket or any Affiliate of Transpro would otherwise have had to pay if such adjustment had not been made; provided, however, that no payment by Transpro to Modine will exceed the amount of Tax Detriment suffered by Modine or the Affiliate, as the case may be.

(c) If any adjustments will be made to any income Tax Returns relating to Transpro, Aftermarket or any Affiliate of Transpro for the Post-Closing Period as a result of or in settlement of any Tax Contest or as the result of the filing of an amended income Tax Return to reflect the consequences of any determination made in connection with any such Tax Contest or as required by an intervening change of law, and if such adjustment results in any Tax Detriment to Transpro, Aftermarket or any Affiliate of Transpro with respect to such period and any Tax Benefit to Modine or any Affiliate of Modine (including Aftermarket) for the Pre-Closing Period, Transpro will be entitled to such Tax Benefit, and Modine will pay to Transpro the amount of such Tax Benefit at such time or times as and to the extent that Modine or any Affiliate of Modine realizes such Tax Benefit through a refund of income Tax or reduction in the amount of income Taxes which Modine or any Affiliate of Modine would otherwise have had to pay if such adjustment had not been made; provided, however, that no payment by Modine to Transpro will exceed the amount of Tax Detriment suffered by Transpro or the Affiliate, as the case may be.

(d) Modine will not be considered to have suffered a Tax Detriment to the extent that it is indemnified by Transpro for such Tax Detriment pursuant to Section 2.1(b) of this Agreement. Transpro will not be considered to have suffered a Tax Detriment to the extent that it is indemnified by Modine for such Tax Detriment pursuant to Section 2.1(c) of this Agreement.

(e) In the event that Transpro receives any deduction on any Tax Return with respect to or in connection with the exercise of Modine stock options by any employees of Transpro, Transpro will pay the amount of such benefit, calculated by multiplying the amount of such deduction by 37.5%, to Modine within 60 days after the taxable year in which Transpro receives such deduction; provided, however, that (i) Transpro is not obligated or required to ascertain whether any such options have been exercised or to claim any deductions with respect to any such exercise, and (ii) Modine will be liable for, and will indemnify Transpro and its Affiliates other than Affiliates who are exercising employees from and against, any liability for any Taxes resulting from the exercise of any such options (and for this purpose, Taxes will not be considered to result from the exercise of options by an employee if in the year of exercise the exercising employee earns the full amount of compensation that is subject to such Taxes without regard to such option exercise).

2.3 Preparation of Tax Returns.    (a) Aftermarket will join, for any Pre-Closing Period for which Aftermarket is required to do so (and at Modine's request for any such period or return for which Aftermarket is eligible but not required to do so), in all federal, state or local income Tax Returns of the Modine Group. Modine will prepare and timely file all such federal, state or local income Tax Returns and will timely pay all Taxes with respect to such Tax Returns. Modine will prepare and timely file all other foreign, state and local income Tax Returns relating to the Aftermarket Business for any Pre-Closing Period and will timely pay all Taxes with respect to such Tax Returns. Transpro will not be responsible for paying any Taxes with respect to any Tax Return described in this Section 2.3(a).

(b) Transpro will prepare and file (or cause to be prepared and filed) any Tax Return relating to Aftermarket for any Pre-Closing Period that is required to be filed after the Distribution Date other than those required to be filed by Modine pursuant to Section 2.3(a). Transpro will timely pay the amount due on such Tax Return, and Modine will not be responsible for paying any Taxes with respect to any such Tax Return.

(c) Transpro will prepare and file any Tax Returns relating to Aftermarket for any Straddle Period and any Post-Closing Period. Transpro will provide a copy of each income Tax Return for any Straddle Period and any supporting schedules to Modine at least 30 days before the date such income Tax Return is to be filed by Transpro for Modine's review and approval. Transpro will pay all Taxes with respect to Tax Returns that it files under this Section 2.3(c), except that Modine will pay to Transpro two days prior to the filing of an income Tax Return with respect to a Straddle Period the amount due on such income Tax Return that is the responsibility of Modine pursuant to Section 2.1(c).

(d) All returns and schedules prepared pursuant to this Section 2.3 will be prepared on a basis consistent with those prepared for prior Tax years unless a different treatment of any item is required by an intervening change in law. Transpro may make any necessary changes in the filing of Tax Returns with respect to Post-Closing Periods provided that, unless a change is required by law, such a change does not result in any Tax Detriment to Modine or its Affiliates.

(e) Transpro will not file any amended income Tax Returns with respect to Aftermarket for any Pre-Closing Period of Aftermarket without Modine's prior written consent.

2.4 Cooperation and Exchange of Information.    (a) Each of the Parties will provide the other Parties with such cooperation and information as reasonably requested in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or a right to a refund of Taxes, or (iii) participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules and related work papers and documents relating to rulings or other determinations by Tax Authorities.

(b) Each Party will make its employees available on a mutually convenient basis to provide explanations of any documents or information provided hereunder. Any information obtained under this Section 2.4 will be kept confidential, except as may be otherwise necessary in connection with the filing of returns or claims for refund or in conducting an audit or other proceeding.

2.5 Tax Contests.    (a) Each Party that may be entitled to indemnification (an "Indemnified Party") will provide prompt notice to the other Parties of any pending or threatened Tax audit, assessment or proceeding or other Tax Contest of which the Indemnified Party becomes aware related to Taxes for Tax periods for which the Indemnified Party is indemnified pursuant to Section 2.1. Such notice will contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and will be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an Indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which such party is to be indemnified under Section 2.1 and such Indemnified Party fails to give the indemnifying party (the "Indemnifying Party") prompt notice of such asserted Tax liability, then (i) if the Indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the Indemnifying Party will have no obligation to indemnify the Indemnified Party for any Taxes arising out of such asserted Tax liability and (ii) if the Indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but if such failure to give prompt notice results in a monetary detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise required to pay the Indemnified Party pursuant to this Agreement will be reduced by the amount of such detriment.

(b) Each Party will have full responsibility and discretion in handling, settling or contesting any Tax Contest involving a Tax for which it is liable pursuant to Section 2.1 of this Agreement. Furthermore, Modine may participate in any Tax Contest with respect to Covered Transaction Taxes regardless of whether it has liability or indemnification obligations with respect to such Taxes under this Agreement.

ARTICLE III
Transaction Taxes

3.1 Covered Transaction Taxes.    (a) Except as otherwise provided in this Section 3.1, Modine will be liable for, and will indemnify Transpro and its Affiliates from and against, any liability for (i) except as otherwise provided in Section 3.1(b), any Tax resulting from any income or gain recognized by Modine, Aftermarket or their Affiliates as a result of the Contribution, the Distribution or the Merger (collectively, the "Covered Transactions") failing to qualify for tax-free treatment under Sections 355 and 368 and related provisions of the Code (as ruled upon in the IRS Private Letter Ruling), or other provisions of the Code or corresponding provisions of other applicable Tax Laws (collectively, the "Covered Transaction Taxes"), (ii) any Tax resulting from any income or gain recognized by Modine or its Affiliates under Treasury Regulation Sections 1.1502-13 or 1.1502-19 (or any corresponding provisions of other applicable Tax laws) as a result of the Covered Transactions, and (iii) any sales and use, gross receipts or other transfer Taxes imposed on the transfers occurring pursuant to the Covered Transactions.

(b)Transpro will be liable for, and will indemnify and hold harmless Modine and its Affiliates from and against any liability for, any Covered Transaction Taxes (including, without limitation, reasonable attorneys' fees and other costs incurred in connection therewith) to the extent arising from (i) any breach by Transpro of the representations or covenants under Article 4, (ii) subject to Section 4.2(d), any Tainting Act performed by Transpro, (iii) the inaccuracy of any factual statements or representations made by Transpro in its representations letter to Modine in connection with the IRS Private Letter Ruling, and (iv) any action taken by Transpro which is not required or permitted by the Merger Agreement and which causes the Merger to be taxable.

3.2 Royalty Payment Taxes.    The Parties acknowledge that in connection with the Contribution Agreement, Modine and Aftermarket will enter into an Aftermarket License Agreement (the "License Agreement") pursuant to which Modine will grant a license to Aftermarket, on a royalty-free basis, for the usage of certain trademarks and patents owned by Modine. Modine and Transpro agree that if the IRS determines that any Tax is due or payable by Modine or any member of the Modine Group in connection with the license of such trademarks and patents, Transpro will reimburse Modine for the amount of any such Tax grossed up to take into account any income Tax payable as a result of the receipt of such reimbursement.

ARTICLE IV
Representations and Covenants

4.1 Representations.    (a) Each of Transpro and Modine represents that, as of the date of this Agreement, it and its Affiliates know of no fact that may cause the tax treatment of the Covered Transactions to be other than that contemplated in the IRS Private Letter Ruling.

(b)Each of Transpro and Modine represents and warrants that neither it, nor any of its Affiliates, has any plan or intent to take any action which is inconsistent with any factual statements or representations made in connection with the IRS Private Letter Ruling.

4.2 Covenants.    (a) Transpro covenants and agrees that Transpro will not take any action or fail to take any action, and Transpro will cause its Affiliates to not take any action or fail to take any action, which causes the tax treatment of the Covered Transactions to be other than as ruled in the IRS Private Letter Ruling (any such action, including any action referred to in clauses (i) and (ii) below, is referred to in this Agreement as a "Tainting Act"). Without limiting the other terms of this Agreement:

(i) Transpro covenants and agrees that Transpro will not take any action, and Transpro will cause its Affiliates to refrain from taking any action, which is inconsistent with any factual statements or representations made in Transpro's representations letter to Modine in connection with the IRS Private Letter Ruling.

(ii) Without in any manner limiting clause (i) above, Transpro covenants, agrees and represents that it has not entered into and, through the second anniversary of the Distribution Date, it will not enter into, and it will cause its Affiliates to refrain from entering into, any understandings, agreements, arrangements or substantial negotiations with respect to transactions or events (including, but not limited to, stock issuances, option grants, capital contributions, acquisitions, or changes in the voting power of any of its stock) which cause the Distribution to be treated under Section 355(e)(2)(A) of the Code as part of a plan or series of related transactions pursuant to which one or more persons acquire directly or indirectly stock of Aftermarket, or any predecessor or successor (including Transpro), representing a 50 percent or greater interest.

(b) Each of Modine and Transpro covenants and agrees that it will not take, and will cause its respective Affiliates to refrain from taking, any position on a Tax Return that is inconsistent with (i) the treatment of the Contribution and Distribution as tax free under Sections 355 and 368(a)(1)(D) and related provisions of the Code and (ii) the treatment of the Merger as a reorganization under Section 368(a) and related provisions of the Code.

(c) Notwithstanding the foregoing, Transpro will be permitted to take any action inconsistent with Section 4.2(a) if, prior to taking such action, Transpro provides notification to Modine of its plans with respect to such action and promptly respond to any inquiries by Modine following such notification, and either:

(i) Obtains an unqualified opinion reasonably acceptable to Modine of an independent nationally recognized tax counsel acceptable to Modine, on a basis of facts and representations consistent with the facts at the time of such action, that such action will not adversely affect the Tax treatment of the Covered Transactions as contemplated in the IRS Private Letter Ruling; or

(ii)Obtains Modine's consent in writing to such action, which consent will not be unreasonably withheld.

(d) Notwithstanding anything to the contrary in this Agreement, Transpro will be liable for, and will indemnify and hold harmless Modine from and against any Covered Transaction Tax resulting from a Tainting Act by Transpro or its Affiliates, unless the exception under Section 4.2(c)(ii) is satisfied with respect to such act.

ARTICLE V
Dispute Resolution

5.1 General.    In the event that any claim, controversy or dispute (the "Dispute") arising out of, related to or in connection with the interpretation or performance of this Agreement, the Party alleging or asserting such Dispute will first provide notice (the "Dispute Notice") to the other Party of such alleged Dispute in accordance with Section 6.3 within 30 days of obtaining knowledge thereof and each Party will designate an officer to investigate, discuss and seek to settle the Dispute without resorting to litigation.

5.2 Legal Proceedings.    If the Parties are unable to settle the Dispute within 30 days after the date of the Dispute Notice (the "Settlement Period"), any Party may initiate legal proceedings to resolve such matter pursuant to Section 6.7.

ARTICLE VI
Miscellaneous Provisions

6.1 Amendment.    This Agreement may be amended, modified or supplemented only by the written agreement of the Parties.

6.2 Waiver of Compliance.    Except as otherwise provided in this Agreement, the failure by any Party to comply with any obligation, covenant, agreement or condition under this Agreement may be waived by the Party entitled to the benefit thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of any Party to enforce at any time any of the provisions of this Agreement will in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Party hereafter to enforce each and every such provision. No waiver of any breach of such provisions will be held to be a waiver of any other or subsequent breach.

6.3 Notices.    All notices required or permitted pursuant to this Agreement must be given as set forth in the Contribution Agreement (except that notice given to Modine Manufacturing Company in accordance therewith will be deemed to satisfy notice to Modine, LLC hereunder).

6.4 Third Party Beneficiaries.    Except as provided otherwise in this Agreement, nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

6.5 Successors and Assigns.    This Agreement will be binding upon and will inure to the benefit of the signatories hereto and their respective successors and permitted assigns. None of the Parties may assign this Agreement, or any of their rights or liabilities hereunder, without the prior written consent of the other Parties hereto, and any attempt to make any such assignment without such consent will be null and void. Any assignment of this Agreement will not relieve the Party making the assignment from any liability under this Agreement. The Parties acknowledge and agree that Transpro will succeed to all of the rights, obligations and liabilities of Aftermarket upon consummation of the Merger.

6.6 Severability.    The illegality or partial illegality of any or all of this Agreement, or any provision hereof, will not affect the validity of the remainder of this Agreement, or any provision hereof, and the illegality or partial illegality of this Agreement will not affect the validity of this Agreement in any jurisdiction in which such determination of illegality or partial illegality has not been made, except in either case to the extent such illegality or partial illegality causes this Agreement to no longer contain all of the material provisions reasonably expected by the Parties to be contained herein.

6.7 Submission to Jurisdiction; Waivers.    Each Party irrevocably agrees that any legal action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof, the breach, performance, validity or invalidity hereof or for recognition and enforcement of any judgment in respect hereof brought by another Party hereto or its successors or permitted assigns may be brought and determined in any federal or state court located in the State of Delaware, and each Party hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, the transactions contemplated hereby, any provision hereof or the breach, performance, enforcement, validity or invalidity hereof, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable laws, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

6.8 Specific Performance.    The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder will cause irreparable injury to the other Parties for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party's obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, each of the signatories hereto has caused this Agreement to be signed by its duly authorized officer as of the date first above written.

MODINE MANUFACTURING COMPANY
By:
Name:
Title:
MODINE, LLC
By:
Name:
Title:
MODINE AFTERMARKET HOLDINGS, INC.
By:
Name:
Title:
TRANSPRO, INC.
By:
Name:
Title: